Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Floor & Decor Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

July 10, 2017	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Submission of Draft Registration Statement

Pursuant to the Division of Corporation Finance June 29, 2017 Announcement, “Draft Registration Statement Processing Procedures Expanded”

Re:                             Floor & Decor Holdings, Inc.
Submission of Draft Registration Statement on Form S-1

To Whom It May Concern:

On behalf of Floor & Decor Holdings, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the Registration Statement pursuant to the Division of Corporation Finance June 29, 2017 Announcement, “Draft Registration Statement Processing Procedures Expanded,” for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The effective date of the Company’s initial registration statement filed under the Securities Act of 1933 was April 26, 2017.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff.  The Company has advised us that the Registration Statement and all nonpublic draft submissions will be publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Registration Statement being submitted with this letter.  As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Division of Corporation Finance or the Commission’s Freedom of Information Act Office.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Confidential Treatment Requested by Floor & Decor Holdings, Inc.

Pursuant to 17 C.F.R. § 200.83

If you have any questions regarding this confidential submission, please call me at (310) 284-4544 or e-mail me at mshilling@proskauer.com.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:                                Trevor Lang, Executive Vice President and Chief Financial Officer of Floor & Decor Holdings, Inc.

David Christopherson, Senior Vice President, Secretary and General Counsel of Floor & Decor Holdings, Inc.

Marc Jaffe, Latham & Watkins LLP

Ian Schuman, Latham & Watkins LLP

Stelios Saffos, Latham & Watkins LLP